Exhibit 99.1

Execution Copy

UNDERWRITING AGREEMENT

February 24, 2012

Banro Corporation

1 First Canadian Place

100 King Street West, Suite 7070

P.O. Box 419

Toronto, Ontario M5X 1E3

Attention: Mr. Donat K. Madilo, Chief Financial Officer

Dear Mr. Madilo:

Re:	Offering of 10% Senior Secured Notes and Common Share Purchase Warrants

GMP Securities L.P. (“GMP”) and BMO Nesbitt Burns Inc. (“BMO”) as co-lead underwriters and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. (collectively, the “Underwriters” and, individually, an “Underwriter”) understand that Banro Corporation (the “Issuer”) is proposing to issue and sell 175,000 units (the “Units”) consisting of US$175,000,000 aggregate principal amount of 10% senior secured notes due March 1, 2017 (the “Notes”) and 8,400,000 common share purchase warrants (the “Warrants”) to purchase an aggregate of 8,400,000 common shares of the Issuer (each an “Underlying Share”). Each Unit consists of US$1,000 principal amount of Notes and forty eight (48) Warrants and will have an issue price of US$1,000. Each Warrant will be exercisable into one (1) Underlying Share at a price of US$6.65 (representing a 25% premium to the closing price of the Issuer’s common shares on February 23, 2012) for a period of five years from the Closing Date (as defined below).

The Notes have a coupon of 10% per annum payable semi-annually in arrears on March 1 and September 1 of each year commencing on September 1, 2012. The Notes will be guaranteed (the “Note Guarantees”) on a senior basis by the Issuer’s existing and future subsidiaries, other than certain immaterial subsidiaries (each a “Guarantor”). The Notes and the Note Guarantees will be secured on a second priority basis by liens on (i) all of the existing and after acquired property of the Issuer, including any and all capital stock the Issuer holds in its subsidiaries and other investments, (ii) all of the existing and after acquired capital stock and other investments held by the Issuer’s restricted subsidiaries, and (iii) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Issuer and the Issuer’s restricted subsidiaries, but excluding any mining assets or other assets in respect of which the Issuer or the Issuer’s restricted subsidiaries would be required to obtain approval from any governmental or regulatory authority in the Democratic Republic of the Congo (the “DRC”) in order to incur liens on such assets (the “Collateral”), in each case, subject to specified permitted liens and certain exceptions. For greater certainty, the Issuer’s mining assets do not form part of the Collateral.

The Notes and the Warrants will have substantially the attributes set forth in the Offering Memorandum (as defined below). The Units will be offered on a private placement basis (the “Offering”) in all of the provinces of Canada, (the “Canadian Jurisdictions”) and the United States (collectively, with the Canadian Jurisdictions, the “Jurisdictions”). The Notes and the Warrants will be issued by the Issuer, on the Closing Date (as defined below), and will be governed by the terms and conditions of the Note Indenture (as defined below) and the Warrant Indenture (as defined below), respectively. If the Underwriter proposes to offer the Units in a jurisdiction outside of the Jurisdictions, the Underwriter and the Issuer shall, acting reasonably, mutually agree as to the additional jurisdictions in which the Units may be offered.

On the basis of the representations, warranties, covenants, conditions and agreements contained herein, and subject to the terms and conditions contained in this Agreement, the Issuer hereby agrees to sell to the Underwriters, and the Underwriters hereby severally agree to purchase from the Issuer, at the Closing Time (as defined below) the Units for the Purchase Price (as defined below). The Issuer understands and agrees that the Underwriters may, in the Underwriters’ sole discretion, form a syndicate of registered dealers in connection with and to arrange and underwrite the Offering, in which event the parties hereto agree that GMP and BMO will be the exclusive co-lead underwriters and book-runners for the Offering. The Underwriters confirm that syndication of the Offering shall not be a condition precedent to their obligation to purchase the Units under this Agreement and all costs associated with any such syndication shall be at the sole expense of the Underwriters.

The Issuer agrees that the Underwriters may solicit offers to purchase the Units from potential purchasers, with such solicitations to be made directly by the Underwriters or through other duly registered investment dealers in the Jurisdictions (referred to herein as the “Selling Firms”), as set forth in Section 3.

The Issuer acknowledges and agrees that, until this Agreement terminates in accordance with Section 8, other than the Underwriters (and any additional persons appointed by the Underwriters pursuant to this Agreement) (i) no other person shall be appointed as underwriter, bookrunner, agent, manager or co-manager, (ii) no other titles shall be awarded to any person, and (iii) except as provided in this Agreement, no underwriting fee, commission or other similar compensation shall be paid to any person by the Issuer or any of its affiliates, in each case in connection with the Offering, without the prior written consent of the Underwriters.

The Issuer shall pay, or cause to be paid, to the Underwriters the Underwriters’ Fee on the Closing Date within the same time periods set out therein.

1.	Definitions

1.1                        When used in this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

(a)	“affiliate” has the meaning attributed thereto in the Securities Act (Ontario);

(b)	“Agreement” means this underwriting agreement, as the same may be amended, modified, supplemented and/or restated from time to time;

(c)	“Amex” means the NYSE Amex LLC;

(d)	“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by Law or regulation to be closed in Toronto, Ontario;

(e)	“Canadian Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Agreement;

(f)	“Canadian Securities Laws” means the securities statutes or similar statutes of the Canadian Jurisdictions and all regulations, rules, national and local policy statements, instruments, notices, blanket orders and rulings thereunder or adopted by the Securities Commissions;

(g)	“CDS” has the meaning ascribed thereto in Section 9;

(h)	“CDS Agreement” means the book-entry-only securities services agreement, dated as of the Closing Date, between the Issuer and CDS pursuant to which the Notes will be issued in book-entry only form and settled through the facilities of CDS;

(i)	“Closing Date” means March 2, 2012 or such other date as the Issuer and the Underwriter may agree upon in writing;

(j)	“Closing Time” means 8:30 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as the Issuer and the Underwriters may agree;

(k)	“Continuous Disclosure Materials” means all documents published or filed by the Issuer with: (i) the securities regulatory authority in each of the Canadian Jurisdictions and publicly available on the System for Electronic Document Analysis and Retrieval; and (ii) the SEC and publicly available on the Electronic Data Gathering, Analysis, and Retrieval System;

(l)	“Collateral Agent” means Equity Financial Trust Company, in its capacity as Collateral Agent under the Collateral Documents, together with its successors in such capacity;

(m)	“Collateral Documents” has the meaning given to that term in the Offering Memorandum;

(n)	“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing material indebtedness for borrowed money or other material liability, other than inter-company debt instruments;

(o)	“distribution” means “distribution” or “distribution to the public”, which terms have the meanings attributed thereto under Canadian Securities Laws;

(p)	“Directed Selling Efforts” means “directed selling efforts” as defined in Rule 902(c) of Regulation S;

(q)	“DRC” means the Democratic Republic of the Congo;

(r)	“DRC Risks” has the meaning given to that term in Section 6.1(x)(iv) of this Agreement;

(s)	“Engagement Letter” means the engagement letter with respect to the Offering dated February 6, 2012 between GMP, BMO and the Issuer;

(t)	“Financial Information” means, collectively, all financial information included in or incorporated by reference in the Offering Memorandum, including the Financial Statements together with the accompanying management’s discussion and analysis;

(u)	“Financial Statements” has the meaning given to that term in Section 6.1(e) of this Agreement;

(v)	“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions;

(w)	“including” means including without limitation;

(x)	“Issuer” has the meaning attributed thereto in the first paragraph of this Agreement;

(y)	“Issuer’s Counsel” means Norton Rose Canada LLP;

(z)	“Jurisdictions” has the meaning attributed thereto in the third paragraph of this Agreement;

(aa)	“Law” means all applicable domestic, foreign, federal, national, state, provincial or local laws (statutory, common or otherwise), statutes, by-laws, rules, regulations, treaties, ordinances, conventions, orders, codes, policies, notices and directions (having the force of law) and judicial, arbitral, administrative, ministerial or departmental judgments, awards, injunctions, decrees, rulings or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

(bb)	“Leased Premises” means the premises which are material to the Issuer or any of the Subsidiaries, and which the Issuer or any of the Subsidiaries occupy as tenant and which, for the avoidance of doubt, shall not include any mineral tenures;

(cc)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto in the Securities Act (Ontario);

(dd)	“Material Adverse Effect” means (i) any event, change, fact, or state of facts which has or could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, properties, prospects, permits, contractual arrangements, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Issuer and its Subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business or (ii) any fact, event or change that would result in the Offering Memorandum containing a misrepresentation;

(ee)	“Material Agreement” means any material note, indenture or other form of indebtedness and any material contract, agreement (written or oral), instrument, lease or other document to which the Issuer or any of the Subsidiaries is a party or by which a material portion of the assets of the Issuer and the Subsidiaries on a consolidated basis are bound;

(ff)	“Material Properties” means the material mineral properties and projects of the Issuer and Subsidiaries, more particularly set out in Schedule “B” hereto (which schedule is incorporated into and forms part of this Agreement), including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a “Material Property”;

(gg)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions adopted by the Securities Commissions;

(hh)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Securities Commissions;

(ii)	“Notes” has the meaning ascribed thereto in the first paragraph of this Agreement;

(jj)	“Note Indenture” means the note indenture to be dated as of the Closing Date between the Issuer and the Trustee, providing for the issue of the Notes, as the same may be amended, modified, supplemented and/or restated from time to time and any other supplemental indentures thereto entered into in accordance with the terms of such note indenture;

(kk)	“Offering” has the meaning ascribed thereto in the third paragraph of this Agreement;

(ll)	“Offering Memorandum” means the confidential offering memorandum of the Issuer relating to the Offering dated February 24, 2012;

(mm)	“Offering Memorandum Amendment” has the meaning ascribed thereto in Section 5.2;

(nn)	“Outstanding Convertible Securities” means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any common shares of Issuer or any other security convertible into or exchangeable for common shares of Issuer, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

(oo)	“person” includes any natural person, body corporate, trust, limited partnership, Governmental Authority or other juridical entity;

(pp)	“Preliminary Offering Memorandum” means the preliminary confidential offering memorandum of the Issuer relating to the Offering dated February 9, 2012;

(qq)	“Pricing Term Sheet” means the pricing term sheet of the Issuer dated February 24, 2012 containing the final terms of the Units, supplementing the information contained in the Preliminary Offering Memorandum;

(rr)	“Purchase Price” means the aggregate purchase price of the Units issued pursuant to the Offering being US$175,000,000;

(ss)	“purchasers” and “purchasers of Units” means purchasers of Units pursuant to the Offering, including purchasers of Units who purchase Units from the Underwriters;

(tt)	“Regulation S” means Regulation S under the U.S. Securities Act;

(uu)	“SEC” means the U.S. Securities and Exchange Commission;

(vv)	“Securities Commissions” means the securities commission or other securities regulatory authority in each of the Canadian Jurisdictions;

(ww)	“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

(xx)	“Selling Firms” has the meaning attributed thereto in the fifth paragraph of this Agreement;

(yy)	“Subsidiaries” means the entity or entities set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement) in which the Issuer holds the percentages of securities or other ownership interests therein set forth;

(zz)	“Term” means the term of GMP and BMO’s engagement pursuant to the Engagement Letter which shall run until the earlier of (i) the date that is 180 days from February 6, 2012; (ii) the consummation of the Offering; and (iii) the date on which this Agreement is terminated;

(aaa)	“Transaction Documents” means this Agreement, the Warrant Indenture and the Note Indenture;

(bbb)	“Trustee” means the trustee under the Note Indenture, initially being Equity Financial Trust Company;

(ccc)	“TSX” means the Toronto Stock Exchange;

(ddd)	“Underwriters” has the meaning attributed thereto in the first paragraph of this Agreement;

(eee)	“Underwriters’ Counsel” means Fasken Martineau DuMoulin LLP;

(fff)	“Underwriters’ Fee” has the meaning attributed thereto in Section 9;

(ggg)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(hhh)	“Units” has the meaning attributed thereto in the first paragraph of this Agreement;

(iii)	“U.S. Affiliate” means a registered U.S. broker-dealer affiliate of the Underwriters;

(jjj)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder;

(kkk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder;

(lll)	“U.S. Securities Laws” means the applicable blue sky or securities laws in any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(mmm)	“Warrants” has the meaning ascribed thereto in the first paragraph of this Agreement;

(nnn)	“Warrant Agent” means the warrant agent under the Warrant Indenture, initially being Equity Financial Trust Company;

(ooo)	“Warrant Indenture” means the warrant indenture to be dated the Closing Date between the Issuer and the Warrant Agent, providing for the issue of the Warrants, as the same may be amended, modified, supplemented and/or restated from time to time and any other supplemental warrant indentures thereto entered into in accordance with the terms of such warrant indenture; and

(ppp)	“Work Fee” has the meaning attributed thereto in Section 9.

1.2                        The words “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, paragraph or other subdivision of this Agreement.

1.3                        Time shall be of the essence of this Agreement. All references herein to “US$” are to United States dollars unless otherwise specified.

1.4                        The headings in this Agreement are for convenience of reference only, and shall not affect the interpretation or meaning hereof. In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

2.	Terms of UNITS

The Notes and Warrants shall be issued pursuant to the provisions of the Note Indenture and the Warrant Indenture, respectively, and shall, in all material respects, have the attributes and characteristics described in the Offering Memorandum.

3.	Offering of UNITs

3.1                        The Underwriters shall be entitled to solicit offers to purchase Units, and to sell Units, in the Canadian Jurisdictions only to “accredited investors” (as defined in NI 45-106) directly and through Selling Firms, only as permitted by and in full compliance with NI 45-106 and other applicable Canadian Securities Laws, upon the terms and conditions set forth in the Offering Memorandum and this Agreement. The Underwriters shall not directly or indirectly solicit offers to purchase or sell Units in a manner that would result in the Issuer not benefiting from the prospectus exemptions contained in NI 45-106 or requiring the filing of a prospectus or other similar document with respect thereto under the laws of any Canadian Jurisdiction, provided however, that the Underwriters may deliver a copy of the Offering Memorandum to the Ontario Securities Commission in accordance with the requirements of Rule 45-501 – Ontario Prospectus and Registration Exemptions. The Underwriters shall require each Selling Firm appointed by it to comply with the preceding provisions of this Section 3.1. In consideration for the Underwriters’ services in: (i) forming and managing banking, selling or other groups for the sale of Units; (ii) purchasing the Units; (iii) distributing the Units in the Jurisdictions; and (iv) performing financial services work in connection with the Offering, the Issuer agrees in respect of Units purchased under this Agreement to pay to the Underwriters the Underwriters’ Fee and other amounts within the time periods specified therein and in the manner specified in Section 9. The Issuer agrees and understands that the Units have been marketed on the basis of the Preliminary Offering Memorandum and, subject to compliance by the Issuer with Section 4.2 hereof with which the Issuer agrees to comply, the Offering Memorandum.

3.2                        The Issuer understands that the Underwriters have made and propose to make, as applicable, an offering of the Units in the United States on the terms and in the manner set forth herein (including Schedule “C” hereto), in the Preliminary Offering Memorandum and in the Offering Memorandum, and agrees that the Underwriters may resell, subject to the conditions set forth herein, all or a portion of the Units to purchasers in the United States in reliance upon exemptions from the registration requirements of the U.S. Securities Act. The terms of the Notes and Warrants and the Note Indenture and the Warrant Indenture governing such Notes and Warrants, as applicable, will require that investors that acquire Units agree that Units may only be resold or otherwise transferred, after the date hereof, if such Notes and/or Warrants underlying the Units are registered for sale under the U.S. Securities Act or if an exemption from the registration requirements of the U.S. Securities Act is available (including the exemptions afforded by Rule 144A or Regulation S thereunder). With respect to the offer and sale of any Units to any purchasers within the United States or who are (or who are purchasing Units for the account or benefit of) U.S. persons, as defined in Schedule “C” hereto, the Underwriters make the representations, warranties and covenants applicable to them in Schedule ”C” hereto and agree, on behalf of themselves and their U.S. Affiliate, for the benefit of the Issuer, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule “C” hereto, which forms part of this Agreement.

3.3                        Each Underwriter severally agrees that it shall:

(a)	conduct (and shall require each Selling Firm to agree with such Underwriters for the benefit of the Issuer, to so conduct) its activities in connection with the Offering in compliance with all applicable Canadian Securities Laws and in accordance with the terms of this Agreement and the Offering Memorandum;

(b)	not make any representations or warranties with respect to the Issuer, any of the Transaction Documents or the Units (whether written or oral) other than as set forth in the Preliminary Offering Memorandum, the Offering Memorandum, the Note Indenture, the Warrant Indenture and/or this Agreement, except as approved in writing by the Issuer. Notwithstanding the foregoing and for greater certainty, the Underwriters shall be entitled to provide drafts and/or final copies of the Transaction Documents to prospective purchasers of Units; and

(c)	deliver the Preliminary Offering Memorandum and/or the Offering Memorandum only to prospective purchasers of Units in the Canadian Jurisdictions that qualify as accredited investors under NI 45-106, and will not enter into any contract of sale for Units with any such prospective purchasers until the Offering Memorandum has been conveyed to them.

3.4                        Each Underwriter represents and warrants that it has the requisite registrations or licences under applicable Canadian Securities Laws to distribute the Units in each of the Canadian Jurisdictions where it is distributing the Units. Each Underwriter represents and warrants that this Agreement has been duly authorized, executed and delivered by such Underwriter and constitutes a valid and binding obligation of such Underwriter, enforceable in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the rights of creditors generally.

3.5                        Each Underwriter represents and warrants to, and covenants with the Issuer, that it will not disclose or permit disclosure by any of its agents (including its U.S. Affiliate) or representatives, and will cause each of its Selling Firms to represent and warrant under the applicable selling agency agreement that such Selling Firm will not disclose or permit disclosure, of any confidential information or fact relating to the Issuer which has not been publicly disclosed until such time as such information or fact has been publicly disclosed by the Issuer or another person (other than the Underwriters or the Selling Firms) or is required to be disclosed by Law or a court or regulatory body of competent jurisdiction. For greater certainty, all information contained in the Preliminary Offering Memorandum and the Offering Memorandum shall be deemed to be publicly disclosed for the purposes of this Section 3.5. Notwithstanding the foregoing and for greater certainty, the Underwriters shall be entitled to provide drafts and/or final copies of the Transaction Documents to prospective purchasers of the Units.

3.6                        The Underwriters shall, not later than 10 days after the Closing Date, provide the Issuer with a written, comprehensive breakdown of the Units distributed by the Underwriters and relevant personal information (including the name and address) of each purchaser in accordance with and as required by applicable Securities Laws, provided, however, that a list containing all such information in respect of the Units distributed in the U.S. Offering (as such term is defined in Schedule “C” attached hereto) shall be provided to the Issuer not less than one day prior to the Closing Date. For greater certainty, to the extent that the Underwriters, and not purchasers, initially purchase the Units, the information required by this Section 3.6 shall be provided only in relation to the Underwriters.

4.	Preparation of Offering Memorandum; COMFORT LETTER AND Due Diligence

4.1                        Prior to the distribution of each of the Preliminary Offering Memorandum and the Offering Memorandum, the Issuer shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Offering Memorandum, the Offering Memorandum and any Offering Memorandum Amendment and shall allow the Underwriters and Underwriters’ Counsel to conduct a full due diligence investigation of the Issuer as they deem appropriate and to complete formal due diligence question and answer sessions with the Issuer’s senior management, auditor, counsel and such other persons as the Underwriters may reasonably require before the commencement of marketing, pricing and closing of the Offering. Completion of the Offering shall be subject to the Underwriters’ satisfaction with such due diligence investigation. The Issuer will, and will cause affiliates to, make available to the Underwriters, on a timely basis, all corporate and operating records, financial information, technical information and reports, budgets and other information which the Underwriters may reasonably request, as well as access to key officers of the Issuer and their affiliates and to advisors and experts retained by the Issuer in order to enable the Underwriters to complete their due diligence investigation.

4.2                        The Issuer shall deliver, or shall cause to be delivered, to the Underwriters and the Underwriters’ Counsel (a) prior to or contemporaneously with the acceptance hereof by the Issuer, an electronic copy of the final version of the Offering Memorandum and of the Pricing Term Sheet; (b) on the date hereof, an electronic (Portable Document Format (pdf)) copy of the final version of the Offering Memorandum and of the Pricing Term Sheet; and (c) as soon as practicable after they are available, copies of any Offering Memorandum Amendment which have not previously been delivered to the Underwriters.

4.3                        The Issuer’s delivery to the Underwriters of the Preliminary Offering Memorandum, the Offering Memorandum or an Offering Memorandum Amendment shall constitute the Issuer’s representation and warranty to the Underwriters and the Purchasers that, at the time of such delivery:

(a)	the information and statements contained therein (except information and statements furnished by, or relating solely to, the Underwriters) contain no misrepresentation regarding the Issuer, the Notes or the Units and contain all material facts relating to the Issuer and the Subsidiaries (taken as a whole), the Notes and the Units;

(b)	the Preliminary Offering Memorandum and the Offering Memorandum comply and, upon the delivery thereof to the Underwriters, the Offering Memorandum Amendment, if any, will comply with all applicable Securities Laws; and

(c)	except as is disclosed in any public disclosure documents, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Offering Memorandum, the Offering Memorandum and any Offering Memorandum Amendment at the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, ownership of the Issuer;

and shall constitute the Issuer’s consent to the use by the Underwriters (including their U.S. Affiliate) of such document in connection with the distribution of the Units in the Jurisdictions in compliance with the provisions of Securities Laws and this Agreement.

4.4                        The Issuer shall deliver, or shall cause to be delivered, to the Underwriters and the Underwriters’ Counsel a “long-form” comfort letter or letters dated the date of the Offering Memorandum, in form and substance satisfactory to the Underwriters and the Underwriters’ Counsel, addressed to the Underwriters, from Deloitte & Touche LLP, the auditors of the Issuer and based on a review completed not more than two Business Days prior to the date of the letter, verifying the Financial Information and accounting data and other numerical data of a financial nature contained in or incorporated by reference into the Offering Memorandum, which letter shall be in addition to the auditor’s report contained or incorporated by reference in the Offering Memorandum, and, without in any way limiting the foregoing, such letter shall:

(a)	state that such auditors are independent with respect to the Issuer within the meaning of applicable Canadian Securities Laws;

(b)	state that in the opinion of such auditors, the audited financial statements of the Issuer included in the Offering Memorandum comply in all material respects with the applicable accounting requirements of applicable Canadian Securities Laws;

(c)	state that they have performed the procedures set forth in Section 7050 of the CICA Handbook on the unaudited financial statements included in the Offering Memorandum and nothing has come to their attention that caused them to believe that said unaudited financial statements did not comply in all material respects with the applicable accounting requirements of Canadian Securities Laws;

(d)	state that they are independent public accountants within the meaning of the U.S. Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2 01 of Regulation S-X of the U.S. Securities Act;

(e)	state that, as of the date that is no more than three Business Days prior to the date of the Offering Memorandum, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings; and

(f)	address such other matters as the Underwriters shall reasonably request.

4.5                        The Issuer shall deliver to the Underwriters and Underwriters’ Counsel, without charge, opinions, comfort letters and other documents substantially similar to those referred to in this Section with respect to any Offering Memorandum Amendment, contemporaneously with, or prior to the date of, any Offering Memorandum Amendment.

5.	Material Changes During the Offering

5.1                        Prior to the Closing Time and thereafter until the day that is the earlier of (x) 30 days after the Closing Date and (y) the date that the Underwriters have notified the Issuer in writing that they have resold all of the Units purchased by them on the Closing Date, the Issuer shall promptly notify the Underwriters in writing of: (i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) (A) in the Issuer’s business, operations, affairs, prospects or property or in any information provided to the Underwriters or contained in the Preliminary Offering Memorandum (until the Preliminary Offering Memorandum is superseded by the Offering Memorandum) or the Offering Memorandum or concerning the Issuer, the Units or the Offering, or (B) in any information concerning the Issuer, the Units or the Offering and which could render untrue any statement contained in the Preliminary Offering Memorandum (until the Preliminary Offering Memorandum is superseded by the Offering Memorandum) or the Offering Memorandum; (ii) any material information which would be necessary to make a statement in the Preliminary Offering Memorandum (until the Preliminary Offering Memorandum is superseded by the Offering Memorandum) or the Offering Memorandum not misleading or untrue, or which could result in a misrepresentation therein, for a potential purchaser of Units; (iii) any change in applicable Laws, materially and adversely affecting, or which may materially and adversely affect, the business, operations, affairs, prospects or property of the Issuer or the Units or the Offering; (iv) any other material adverse change or development that may lead to a material adverse change, in the business, operations, affairs, prospects or property of the Issuer or (v) any material fact that has arisen or been discovered and that would have been disclosed in the Offering Memorandum or any Offering Memorandum Amendment (as defined below) had that fact arisen or been discovered on or prior to the date of the Offering Memorandum or any Offering Memorandum Amendment. The Issuer shall in good faith discuss with the Underwriters any change in circumstances which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Section 5.1. Unless advised otherwise by the Issuer, the Underwriters will be entitled to assume that there has been no change or changes of the nature contemplated by this Section 5.1 or in any such information and will be entitled to rely thereon.

5.2                        The Issuer shall promptly, in connection with the matters referred to in Section 5.1, prepare an amendment of or supplement to the Preliminary Offering Memorandum (only if so requested by the Underwriters, acting reasonably) or the Offering Memorandum (as the case may be) (in any case an “Offering Memorandum Amendment”), provided that such Offering Memorandum Amendment, if any, shall be in form and substance satisfactory to the Underwriters, acting reasonably. The Issuer shall not distribute any Offering Memorandum Amendment or any documents relating thereto without first consulting with the Underwriters, acting reasonably, with respect to the form and content thereof and providing the Underwriters an opportunity to comment thereon.

6.	Representations, Warranties and Covenants

6.1	Representations and Warranties concerning the Issuer

The Issuer represents and warrants to and covenants with the Underwriters and for the benefit of the Underwriters and purchasers of Units and acknowledges that the Underwriters are relying on such representations, warranties and covenants in entering into this Agreement that, as at the date hereof and as at the Closing Time:

(a)	Good Standing of the Issuer. The Issuer is a corporation duly continued, validly existing, and in good standing under the laws of Canada and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under the Transaction Documents, and the Issuer is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. The Issuer is, and will at the Closing Time be, in compliance in all material respects with the rules of the TSX and the Amex.

(b)	Good Standing of the Subsidiaries. Each Subsidiary listed on Schedule “A” hereto is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation. There exist no current valid orders or resolutions for the winding up of any of the Subsidiaries and no steps have been taken to effect the dissolution of any of the Subsidiaries. Each Subsidiary has the corporate power and authority to own, lease and operate its properties, permits and assets and to conduct its business as now carried on by it, and each Subsidiary is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the Laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(c)	Ownership of Subsidiaries. The issued and outstanding securities of the Subsidiaries listed on Schedule “A” hereto (including the shareholders thereof) are as set out in Schedule “A” hereto. The Issuer is registered holder of the ownership interests of the Subsidiaries set out in Schedule “A” hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the Continuous Disclosure Materials) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. For greater certainty, any shares of the Subsidiaries recorded as being owned by individuals are being held by such individuals in trust for the Issuer and are being so held (rather than being held directly by the Issuer) due to corporate law requirements only. The Issuer is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business.

(d)	Public Filings. The Issuer has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws. Each such document or item of information filed by the Issuer under such laws, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Securities Commissions. The Issuer has not filed any confidential material change report with any securities regulatory authority or regulator or the TSX and Amex that at the date hereof remains confidential.

(e)	Financial Statements. Each of the Issuer’s (A) audited consolidated financial statements as at, and for the year ended, December 31, 2010, together with the auditors’ report thereon and the notes thereto, together with any required reconciliation in accordance with the U.S. Securities Act and the SEC’s rules and guidelines, to U.S. generally accepted accounting principles have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in the Financial Statements), and (B) unaudited interim comparative financial statements of the Issuer as at, and for the nine months ended September 30, 2011, and the notes thereto have been prepared in accordance with International Financial Reporting Standards ((A) and (B) collectively referred to herein as the “Financial Statements”), (i) are, in all material respects, consistent with the books and records of the Issuer, contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Issuer for the periods covered thereby, (ii) present fairly, in all material respects, the financial position of the Issuer as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Issuer, and (iv) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(f)	No Material Adverse Change in Business. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Issuer from the position set forth in the most recent of the Financial Statements or in press releases disseminated by the Issuer and there has not been any change in the business, operations, earnings, capital, permits, prospects, condition (financial or otherwise) or results of operations of the Issuer and the Subsidiaries (taken as a whole) since September 30, 2011 that could reasonably be expected to have a Material Adverse Effect, and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Continuous Disclosure Materials, that could reasonably be expected to have a Material Adverse Effect that have not been disclosed in the Continuous Disclosure Materials.

(g)	Authorization and Enforceability. This Agreement has been, and each of the other Transaction Documents will be prior to the Closing Date, duly authorized, executed and delivered by the Issuer and this Agreement constitutes, and all other Transaction Documents will, upon execution and delivery thereof, constitute a valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(h)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Issuer, threatened against or affecting the Issuer or any Subsidiary, which is required to be disclosed in the Continuous Disclosure Materials and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect, or which if adversely determined, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Material Properties or assets of the Issuer or any Subsidiary or which if determined adversely would, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Issuer of its obligations hereunder. No order ceasing or suspending trading in any securities of the Issuer or the trading of any of the Issuer’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Issuer, pending or threatened.

(i)	Investment Company Act. The Issuer is not and, after giving effect to the offering and sale of the Units and the application of the proceeds of the Offering will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(j)	Authorization and Description of Units. The Notes and the Warrants have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, the Notes and Warrants when authenticated, issued and delivered by the Issuer pursuant to the Transaction Documents against payment of the consideration set forth herein, will be duly created and validly issued, and the Underlying Shares when issued, in accordance with the terms of the Warrants, will be fully paid and non-assessable and will conform in all material respects to all statements relating thereto to be contained in the Offering Memorandum and such description will conform in all material respects to the rights set forth in the instruments defining the same; the issuance of the Underlying Shares is not subject to the pre-emptive rights of any shareholder of the Issuer; and all corporate action required to be taken for the authorization, issuance, sale and delivery of the Underlying Shares has been taken.

(k)	Standing Under Canadian Securities Laws. The Issuer is a “reporting issuer” (or its equivalent) under Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. The Issuer is not in default in any material respect of the requirements of Canadian Securities Laws and the Issuer is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Canadian Jurisdictions.

(l)	Standing Under U.S. Securities and Tax Laws. To the knowledge of the Issuer, as of the date hereof, the Issuer is not a “controlled foreign corporation,” as such term is defined in the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation. The Issuer is, and upon completion of the Offering, and assuming the anticipated use of the proceeds of the Offering, will be a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act.

(m)	Offering Memorandum. Each of the Preliminary Offering Memorandum and the Offering Memorandum complies with the requirements of applicable Securities Laws and the statements in the Preliminary Offering Memorandum and the Offering Memorandum under the captions “Certain Canadian Federal Income Tax Considerations”, “Description of Units”, “Description of Notes”, “Description of Common Shares”, “Description of Warrants”, “Material U.S. Federal Income Tax Considerations” and “Purchaser’s Contractual and Statutory Rights of Action” accurately summarize, in all material respects, the matters referred to therein.

(n)	Authorized Capital. As at the date hereof, the authorized share capital of the Issuer consists of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

(o)	Issued Shares. As at the close of business on February 23, 2012, 200,290,576 common shares and no preference shares of the Issuer were issued and outstanding as fully paid and non-assessable securities of the Issuer.

(p)	Listing of Common Shares. The common shares of the Issuer are listed and posted for trading on the TSX and on the Amex and the Issuer is not in default in any material respect of any of the listing requirements of the TSX and Amex applicable to the Issuer including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or issuance of the Underlying Shares.

(q)	Listing of Underlying Shares. Prior to the Closing Date, all necessary notices and filings will be made with, and all necessary consents, approvals and authorizations obtained by the Issuer from, the TSX and Amex.

(r)	Subsidiaries. The Subsidiaries listed on Schedule “A” under the heading “Material Subsidiaries” are the only “significant subsidiaries” of the Issuer as defined by Rule 1-02 of Regulation S-X of the U.S. Securities Act or that are otherwise material to the Issuer. All other subsidiaries of the Issuer have no liabilities that would be, individually or in the aggregate, material to the Issuer and the Subsidiaries on a consolidated basis.

(s)	Transfer Agent and Registrar. Equity Financial Trust Company, at its principal offices in the City of Toronto, Ontario, has been duly appointed transfer agent and registrar for the common shares of the Issuer and Registrar and Transfer Company, at its offices in Crawford, New Jersey, has been duly appointed co-transfer agent for the common shares of the Issuer.

(t)	Trustee. The Trustee has been duly appointed as trustee for the holders of Notes under the Note Indenture.

(u)	Warrant Agent. The Warrant Agent has been duly appointed as warrant agent for the holders of Warrants under the Warrant Indenture.

(v)	Outstanding Convertible Securities. Except as disclosed in this Agreement, the Continuous Disclosure Materials, or referred to in the Offering Memorandum, no person, firm or corporation, as of the date hereof has any Outstanding Convertible Securities.

(w)	Agreements Affecting Voting or Control. To the knowledge of the Issuer, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Issuer or any of the Subsidiaries.

(x)	Conduct of Business.

(i)	The Issuer is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Issuer or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially adversely affects the business practices, operations or condition of the Issuer.

(ii)	The Issuer and each of the Subsidiaries have all requisite corporate power and authority necessary to, and are qualified to, carry on each of its businesses as now conducted and to own, lease or operate each of its properties and assets in all jurisdictions in which the Issuer and each of the Subsidiaries currently carries on business and/or owns, leases or operates each of its properties and assets.

(iii)	Except as set forth in the Continuous Disclosure Materials, the Issuer and each of the Subsidiaries is licensed, registered or qualified, as applicable, in the respective jurisdictions in which the Issuer and each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable the Issuer and each of the Subsidiaries to own, lease and operate its property and assets where the failure to do so would have a Material Adverse Effect, and all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing. Without limitation to the foregoing, the Issuer and the Subsidiaries have complied with all public filing requirements required to be filed under the laws of the DRC in relation to the Subsidiaries and the Material Properties.

(iv)	The Issuer or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which the Issuer or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licences or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule “B” hereto. The representations in this paragraph (iv) are subject to future risks arising out of possible changes in mining and/or investment policies in the DRC, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC (“DRC Risks”) but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by the Issuer’s counsel in the DRC, in form and substance satisfactory to the Underwriters’ Counsel, subject to any qualifications contained therein.

(y)	Material Properties, Business and Assets.

(i)	The Issuer and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business and with all Laws, regulations, tariffs, rules, orders and directives material to its operation, including all applicable Laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and the Issuer has not nor has any Subsidiary received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties.

(ii)	The Issuer and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the respective material assets of the Issuer and the Subsidiaries, as applicable, including the contractual agreements pursuant to which the Issuer and the Subsidiaries have an interest in the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties. No other property rights are necessary for the conduct of the Issuer’s or any Subsidiary’s business, as currently conducted, in respect of the Material Properties. Except as contemplated in such contractual arrangements and subject only to the provisions of the laws of the DRC applicable to the Issuer, there are no restrictions on the ability of the Issuer or any Subsidiary to use, transfer or otherwise exploit any such property rights, and the Issuer does not know of any claim or basis for a claim that may adversely affect such rights. Without limitation to the foregoing, the Subsidiaries have the full right to use all of the surface area pertaining to the Material Properties and, subject only to the provisions of the laws of the DRC applicable to the Issuer or any Subsidiary, no other user of the surface, nor any occupier thereof, is entitled to any compensation or rights of relocation should the Subsidiaries engage in construction activities that interfere with other uses of the surface. The representations in this paragraph (ii) are subject to DRC Risks (save as qualified by the provisions of Section 6.1(x)(iv) above).

(iii)	Neither the Issuer nor any Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Issuer and the Subsidiaries, including the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties or any activities previously in relation to the Material Properties, other than as disclosed in the Continuous Disclosure Materials. Without limitation to the foregoing, neither the Issuer nor any of the Subsidiaries have any outstanding liabilities or payment obligations arising from the winding up of any entity within the Issuer’s group which was the holder of property rights relating to the material assets of the Issuer and the Subsidiaries.

(iv)	Any and all agreements pursuant to which the Issuer and each Subsidiary holds any of its material assets, including the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law), the Issuer is not nor is any Subsidiary in default in any material respect of any of such agreements, including failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, the Issuer is not aware of any disputes (except such as has been disclosed to the Underwriters in writing) with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses, concessions, patented and unpatented claims pursuant to which the Issuer and each Subsidiary derives its interest in such material assets are (except such as has been disclosed to the Underwriters in writing) in good standing and there has been (except such as has been disclosed to the Underwriters in writing) no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. The representations in this paragraph (iv) are subject to DRC Risks (save as qualified by the provisions of Section 6.1(x)(iv) above).

(v)	None of the Issuer or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

(A)	the purchase of any Material Property, permit or assets or any interest therein or the sale, transfer or other disposition of any Material Property, permit or assets or any interest therein currently owned, directly or indirectly, by the Issuer or any Subsidiary whether by asset sale, transfer of shares or otherwise that, in each case, would be material to the Issuer and its Subsidiaries as a whole; or

(B)	the change of control (by sale or transfer of shares or sale of all or substantially all of the Material Properties, permits and assets of the Issuer or any Subsidiary or otherwise) of the Issuer or any Material Subsidiary.

(z)	Permits, Licenses, etc. Except as disclosed in the Continuous Disclosure Documents, each of the Issuer and its Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws. The Issuer and the Material Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate national, federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now conducted by them except where the failure so to possess would not, individually or in the aggregate, have a Material Adverse Effect; the Issuer and the Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Issuer nor any of the Material Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect; and none of the Governmental Licenses contains any term, provision, condition or limitation which would have a Material Adverse Effect.

(aa)	Auditors. The auditors of the Issuer, who audited the financial statements of the Issuer most recently delivered to the shareholders of the Issuer, (i) are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of NI 51-102) with the present auditor of the Issuer, and (ii) are independent public accountants as required by the U.S. Securities Act during the periods covered by the financial statements on which they reported to be contained or incorporated by reference in the Offering Memorandum.

(bb)	Insurance. The Issuer maintains insurance policies with respect to directors’ and officers’ liability and its business premises in Toronto, Ontario. All such policies of insurance are in full force and effect and the Issuer is in compliance with the terms of such policies in all material respects. There are no material claims by the Issuer under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Issuer covenants that it shall, and shall cause its Subsidiaries to, as soon as reasonably possible obtain insurance against such losses and risks and in such amounts as are customary in the business in the jurisdiction(s) in which it is engaged.

(cc)	Taxes.

(i)	The Issuer and each of the Subsidiaries have filed all national, federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against the Issuer or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

(ii)	The Issuer and each of the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or any of the Subsidiaries, and there are no audits known by the Issuer’s management to be pending of the tax returns of the Issuer or any of the Subsidiaries (whether national, federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(iii)	No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Issuer or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(iv)	There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Issuer or sale by the Issuer of the Units.

(dd)	Material Agreements. Neither the Issuer nor any of the Subsidiaries is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect.

(ee)	No Brokerage or Finder’s Fee. Except for the Underwriters, there is no person acting or purporting to act at the request of the Issuer, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by the Transaction Documents and, in the event any person acting or purporting to act for the Issuer establishes a claim for any such fee from the purchasers under the Offering, the Issuer covenants to indemnify and hold harmless each Underwriter with respect thereto and with respect to all costs incurred in the defence thereof.

(ff)	Corporate Records. The minute books and records of the Issuer and each of the Subsidiaries contain copies of all significant or material proceedings, except with respect to the most recent board of directors and audit committee meetings, or drafts thereof, of the shareholders, the boards of directors and all committees of the boards of directors of the Issuer and the Subsidiaries from their respective dates of incorporation. There have been no meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Issuer or any of the Subsidiaries not reflected in such minute books and other records.

(gg)	Dividends. There is not, in the articles of the Issuer nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Issuer is a party, any restriction upon or impediment to the declaration of dividends by the directors of the Issuer or the payment of dividends by the Issuer to the holders of common shares of the Issuer. During the previous 12 months, the Issuer has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or other securities or agreed to do any of the foregoing.

(hh)	Leased and Owned Premises.

(i)	With respect to each of the Leased Premises, the Issuer or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Issuer or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The completion of the transactions described herein by the Issuer will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ii)	Any real property (and the buildings constructed thereon) in which the Issuer and each Subsidiary has an interest (the “Real Property”) and the operations thereon are, to the best of the Issuer’s knowledge, in compliance with all material applicable national, federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits, whether foreign or domestic. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any national, federal, provincial, state or municipal environmental, health or safety statute or regulation, whether foreign or domestic, or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in subparagraph (kk)(i) of this Section 6.1) into the environment.

(ii)	Labour Disruptions. There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Issuer’s or the Subsidiaries’ business. The Issuer’s employment contracts with all senior employees are in good standing and in full force and effect. Except as disclosed in the Continuous Disclosure Materials, no current or former director, officer, shareholder, employee or independent contractor of the Issuer or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Issuer or any Subsidiary, other than with respect to advances made by the Issuer to its employees from time to time in the ordinary course of the Issuer’s business.

(jj)	Debt Instruments. Other than as disclosed in the Continuous Disclosure Documents and/or the Financial Statements, none of the Issuer or any of the Subsidiaries is a party to, bound by or subject to: (i) any material Debt Instrument; or (ii) any agreement, contract or commitment to create, assume or issue any material Debt Instrument.

(kk)	Environmental Matters.

(i)	Neither the Issuer nor any Subsidiary has filed any notice under any national, federal, provincial, state or municipal law, whether domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Material (as hereinafter defined). To the best of the Issuer’s knowledge, except in compliance with applicable environmental laws, none of the Real Property or Leased Premises has at any time been used by the Issuer or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Issuer’s knowledge, neither the Issuer nor any Subsidiary has any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither the Issuer nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable national, federal, provincial, state or municipal legislation, foreign or domestic) on any of the Real Property or Leased Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health. To the best of the Issuer’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health.

(ii)	Without limiting the generality of subparagraph (hh)(i) of this Section, the Issuer and, to the best of the Issuer’s knowledge, each of the Subsidiaries: (A) has operated the Real Property and the Leased Premises; and (B) has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

(iii)	There are no orders, rulings or directives issued, pending or, to the knowledge of the Issuer, threatened against the Issuer or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Issuer or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect. Without limitation to the foregoing, neither the Issuer nor any of the Subsidiaries have any existing liabilities with regard to mining operations carried on within the boundaries of the Material Properties, including, without limitation, tin and gold mining operations.

(iv)	No notice with respect to any of the matters referred to in this Section 6.1(kk), including any alleged violations by the Issuer or any of the Subsidiaries with respect thereto has been received by the Issuer or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Issuer or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or to the knowledge of the Issuer threatened, which would have a Material Adverse Effect. There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(ll)	Absence of Defaults and Conflicts. Neither the Issuer nor any of the Subsidiaries is in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Issuer or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Issuer or any Subsidiary is subject (collectively, “Agreements and Instruments”), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of each of the Transaction Documents (including the authorization, issuance, sale and delivery of the Units and the use of the proceeds from the sale of such securities and compliance by the Issuer with its obligations hereunder) have been or will be duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as hereinafter defined) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer or any Subsidiary pursuant to the Agreements and Instruments, nor will such action result in a conflict with the articles or by-laws of the Issuer or any Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Issuer or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Issuer or any Subsidiary.

(mm)	Mineral Information. The information relating to the estimates by the Issuer of its mineral resources and mineral reserves has been reviewed and verified by the Issuer or independent consultants to the Issuer as disclosed in the Continuous Disclosure Materials and, except as disclosed in the Continuous Disclosure Materials, the mineral resource and mineral reserve information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral resources and mineral reserves has been verified and the information upon which the estimates of resources and reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Continuous Disclosure Materials.

(nn)	Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by the Issuer of its obligations under any of the Transaction Documents, in connection with the proposed distribution, issuance or sale of the Units hereunder, or the consummation of the transactions contemplated by any of the Transaction Documents, except (i) such as have been already obtained or as may be required under the Securities Laws, (ii) such as have been obtained or as may be required, under the rules of the TSX and, if applicable, the Amex, and (iii) filings in any of Barbados, Canada, DRC or any other jurisdictions that may be required to be completed following the Closing Date in connection with the consummation of the transactions contemplated by the Transaction Documents or Collateral Documents.

(oo)	Other Reports and Information. There are no reports or information that in accordance with the requirements of any of the Canadian Jurisdictions must be made publicly available as of the date hereof in connection with the distribution of the Units that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any Securities Commission in connection with the Offering Memorandum that have not been, or will not be, filed as required.

(pp)	Unlawful Payments. Neither the Issuer nor any of its Subsidiaries or affiliates nor, to the knowledge of the Issuer, any director, officer, employee or agent acting on behalf of the Issuer or any of its Subsidiaries or affiliates, has:

(i)	directly or indirectly made any payment, offer to pay, promise to pay, or authorization of payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(ii)	failed to disclose any payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(iii)	used any corporate funds, or personal funds on behalf of the Issuer or any of its Subsidiaries or affiliates, for any gift, entertainment or other expense in violation of any Law;

(iv)	violated or is in violation of any applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977; or

(v)	made any payment, bribe, rebate, payoff, influence payment or kickback in violation of any Law.

(qq)	Accounting Controls. Except as described in the Continuous Disclosure Materials, the Issuer and each of the Subsidiaries (i) have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the U.S. Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Issuer and its subsidiaries in the reports they file or submit under the U.S. Exchange Act is accumulated and communicated to management of the Issuer, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. The Issuer also maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(rr)	Currency and Foreign Transactions Reporting Act. The operations of the Issuer and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and other applicable money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(ss)	Office of Foreign Assets Control of the U.S. Treasury Department. Neither the Issuer nor any of its Subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Issuer will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(tt)	Offering Memorandum and Pricing Term Sheet. The Preliminary Offering Memorandum, as of its date, did not, the Preliminary Offering Memorandum taken together with the information contained in the Pricing Term Sheet, as of the time when sales of the Units were first made to purchasers, did not, and as of the Closing Time, will not, and the Offering Memorandum, as of the Closing Time, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.2	Survival of Representations and Warranties

The representations and warranties contained herein may be relied upon by the Underwriters and purchasers of Units, and shall survive the closing of the Offering for a period of two (2) years and shall continue in full force and effect, unaffected by any subsequent disposition of the Units by the Underwriters or purchasers thereof, and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Preliminary Offering Memorandum or the Offering Memorandum or the distribution of the Units. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

6.3	Additional Covenants

The Issuer hereby covenants and agrees as follows:

(a)	the Issuer shall make all necessary notifications of and filings with all applicable securities regulatory authorities including those required under applicable Securities Laws, which it shall make in accordance with and within the timeframes specified by such laws, in order for the Notes to be offered for sale and sold in each of the Jurisdictions without the use or filing of a prospectus or similar document and in the manner contemplated by this Agreement (provided that if the Issuer requires information that is to be provided to it by the Underwriters under Section 3.6 of this Agreement in order to make any notification or filing required under applicable Securities Laws, the Issuer’s obligation under this Agreement to make such notification or filing shall be conditional upon the Underwriters having provided the required information pursuant to Section 3.6);

(b)	the Issuer hereby agrees that the purchasers of Units pursuant to the Offering are entitled to rely on the representations, warranties and covenants made by the Issuer to the Underwriters herein, and the Issuer acknowledges and agrees that the Underwriters shall act as trustee for the purchasers of Units of the representations, warranties and covenants under this Agreement and that each purchaser of Units shall be entitled to enforce these representations, warranties and covenants directly and on its own behalf against the Issuer;

(c)	the Issuer will comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the Offering, including all applicable Securities Laws;

(d)	the Issuer will notify the Underwriters promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to the Issuer, or the Offering or any other event or state of affairs that may be relevant to the Underwriters or any prospective purchaser of Units;

(e)	the Issuer will use the proceeds of the Offering as described under “Use of Proceeds” in the Offering Memorandum; and

(f)	the Issuer shall forthwith notify the Underwriters of any breach of any covenant of this Agreement, or upon it becoming aware that any representation or warranty of the Issuer contained in this Agreement is, has or will become untrue or inaccurate in any material respect.

7.	Indemnification

(a)	The Issuer (for purposes of this Section 7, the “Indemnitor”) agrees to indemnify and hold harmless each of the Underwriters and their affiliates, and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, losses, damages and liabilities of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for consequential losses or lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Offering together with any Losses that are incurred in enforcing this indemnity. This indemnity shall cease to be available to an Indemnified Party in respect of Losses if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the gross negligence or willful misconduct of, such Indemnified Party.

(b)	If for any reason (other than a determination as to any of the events referred to above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Underwriters, if any, pursuant to the Offering.

(c)	The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Offering, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the Personnel in connection therewith) shall be paid by the Indemnitor as they occur.

(d)	The Underwriters will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of, or results in the forfeiture of material and substantive rights in relation to, such action, suit, proceeding, claim or investigation or otherwise results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Underwriters not so delayed in giving, or failed to give, the notice required hereunder.

(e)	The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

(f)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

(g)	The Indemnitor hereby acknowledges that the Underwriters act as trustees for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons. The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Offering), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and endure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement.

8.	Termination

(a)	In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this Agreement to purchase the Units, by giving written notice to the Issuer at any time at or prior to the Closing Time on the Closing Date if at any time prior to the closing of the Offering:

(i)	there shall have occurred in the opinion of the Underwriter acting reasonably and in good faith any adverse material change in relation to the Issuer or a development that could result in an adverse material change in relation to the Issuer that would reasonably be expected to adversely affect the value or marketability of the Units offered under the Offering; or

(ii)	there shall have occurred any change in applicable Securities Laws, or any inquiry, investigation or other proceeding is announced, instituted or threatened or any order is made or issued under or pursuant to any statute of any jurisdiction in Canada or the United States or regulatory authority in relation to the Issuer or any of its securities, which, in the opinion of the Underwriter, acting reasonably and in good faith, prevents or restricts the distribution of the Units offered under this Offering or adversely affects or might reasonably be expected to adversely affect the value or marketability of those Units; or

(iii)	the state of the financial markets in Canada or the United States is such that, in the opinion of the Underwriter, acting reasonably and in good faith, the Units offered under the Offering cannot be marketed successfully or profitably; or

(iv)	if there should develop, occur or come into effect or existence any unforeseen event, action, state, condition or major financial occurrence of national or international consequence including any act of terrorism, war or like event or any Law or regulation, which, in the opinion of the Underwriter, acting reasonably and in good faith, might reasonably be expected to affect the value or marketability of the Units offered under the Offering; or

(v)	without in any way limiting any of the foregoing, if at any time, the Issuer or any of its subsidiaries receives any notice (whether written or oral) from the Ministry of Mines in the DRC or any other Governmental Authority of the DRC (the “DRC State”), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of the Underwriter, withdraws or purports to withdraw any benefits currently held by the Issuer pursuant to its mining convention with the DRC State (including with regard to exemptions granted to the Issuer under the taxation laws, import and export laws and royalty laws under the terms of such convention); or

(vi)	the Underwriter is not satisfied, acting reasonably and in good faith, with the results of its due diligence investigation of the Issuer.

(b)	The Issuer agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Issuer to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Units by notice to that effect given to the Issuer at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)	The Underwriters shall make reasonable best efforts to give notice to the Issuer (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a) or (b) of this Section 8, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

(d)	If the obligations of the Underwriters are terminated under this Agreement pursuant to this Section 8, the Issuer’s liabilities to the Underwriters shall be limited to those provided for in Sections 7, and 11 of this Agreement.

9.	Closing

The purchase and sale of the Units shall be completed at the Closing Time at the Toronto offices of Norton Rose Canada LLP at 79 Wellington Street West, Suite 2300, Toronto, Ontario, M5K 1H1, or at such other place as the Issuer and the Underwriters may agree upon. At the Closing Time (i) the Issuer shall duly and validly deliver to the Underwriters the documents contemplated in Section 10, (ii) registration of the Units, Notes and Warrants will be made and settled in the depository services of CDS Clearing and Depository Services Inc. (“CDS”) under the non-certificated inventory system, and/or one or more certificates in global form representing the Units, Notes and Warrants will be issued in book-entry only form settled through the facilities of CDS, at the discretion and as directed by the Underwriters, against payment by the Underwriters to the Issuer of the Purchase Price for the Units sold under the Offering, by wire transfer (to a bank account designated by the Issuer to the Underwriters at least two (2) Business Days prior to the Closing Time or as otherwise agreed to by the Issuer and the Underwriters), together with a receipt signed by the Underwriters for such confirmation from CDS as to the beneficial interest in the Units, Notes and Warrants and/or such certificates representing the Units, Notes and Warrants, and (iii) a receipt of the Issuer for the Purchase Price shall be provided to the Underwriters. The Issuer agrees to pay, and shall pay, to the Underwriters a cash fee in the amount equal to 2.5% of the Purchase Price of any Units sold under the Offering (the “Underwriters’ Fee”). In addition, the Issuer agrees that GMP shall receive the lesser of (i) a cash fee of US$1,250,000, or (ii) a cash fee in the amount equal to 1.0% of the Purchase Price of any Units sold under the Offering (the “Work Fee”). The Issuer agrees to pay, and shall pay, to the Underwriters the Underwriters’ Fee, and to GMP the Work Fee (contemporaneously with the payment of the Purchase Price as contemplated by (ii) above) and all fees and expenses of the Underwriters contemplated by Section 12, all by wire transfer (to a bank account designated by the Underwriters), and agrees that the Underwriters shall, at their option, be entitled to withhold all such amounts from the payment of the Purchase Price (and the Underwriters shall deliver to the Issuer a receipt therefor signed by the Underwriter).

The certificates in global form representing the book-entry only Units, Notes and Warrants shall be delivered by or on behalf of the Underwriter to CDS together with a direction to CDS with respect to the crediting of Notes to the accounts of the participants of CDS. The Issuer shall pay all fees and expenses payable to CDS in connection with the preparation, delivery and certifying of the Units, Notes and Warrants contemplated hereunder.

10.	Conditions of Closing

In addition to the deliveries contemplated by Section 9, the obligation of the Underwriters to complete the purchase of the Units and to perform all other obligations hereunder shall be conditional upon the following conditions being fulfilled, complied with or completed to the satisfaction of the Underwriters:

(a)	Units, Notes, Warrants and Underlying Shares. The Units, Notes and Warrants to be issued and sold under this Agreement by the Issuer shall have been duly and validly issued by the Issuer and, the Issuer shall have taken all actions required to authorize the issuance of the Underlying Shares upon exercise of the Warrants.

(b)	Certificates of Officers. The Issuer delivering at the Closing Time certificates signed by two directors or senior officers of (i) the Issuer and (ii) the Subsidiaries, with respect to:

(i)	the constating documents of the applicable corporation;

(ii)	the resolutions of the directors relevant to the Offering; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to Underwriters’ Counsel.

(c)	Certificates of Status. The Issuer delivering at the Closing Time certificates of status and/or compliance for each of the Issuer and each Subsidiary, each dated within two (2) days of the Closing Date.

(d)	Bringdown Certificate of Officers. The Issuer delivering at the Closing Time a certificate signed on behalf of the Issuer by the Chief Executive Officer of the Issuer and the Chief Financial Officer of the Issuer, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters’ Counsel, acting reasonably, certifying for and on behalf of the Issuer, and not in their personal capacities, that:

(i)	the Issuer has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(ii)	no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Issuer or prohibiting the sale of the Units and/or any of the Issuer’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)	the Issuer is a “reporting issuer” (or its equivalent) under the applicable Securities Laws, not in default of such Securities Laws in any material respect;

(iv)	no material change (as defined in the Securities Act (Ontario)) relating to the Issuer, and the Subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

(v)	since the date of the most recent Financial Statements, there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Issuer and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; and

(vi)	all of the representations and warranties made by the Issuer in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(e)	Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Issuer or prohibiting the sale of the Units and/or any of the Issuer’s issued securities and no proceeding for such purpose being pending or, to the knowledge of the Issuer, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(f)	Auditor Comfort Letters. The Issuer having caused its auditors to deliver to the Underwriters a comfort letter or comfort letters, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward (and for greater certainty shall include comfort in form and substance satisfactory to the Underwriters in respect of management’s discussion and analysis for the interim period ended September 30, 2011) to the date which is not more than two (2) Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Section 4.4;

(g)	Opinion of Canadian Counsel to the Issuer. The Underwriters receiving at the Closing Time, favourable legal opinions of Norton Rose Canada LLP, Canadian counsel to the Issuer and local counsel acceptable to counsel to the Issuer and counsel to the Underwriters, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Issuer), to the effect set forth below and to such further effect as counsel to the Underwriters may reasonably request:

(i)	the Issuer having been continued and existing under the laws of Canada and has not been dissolved;

(ii)	the Issuer having all necessary corporate capacity and power to own, lease and operate its properties and assets and to conduct its business at and in the places where such properties and assets are now owned, leased or operated or such business is now conducted;

(iii)	the authorized share capital of the Issuer consisting of an unlimited number of common shares and an unlimited number of preference shares issuable in series and the number of issued and outstanding common shares and preference shares as at the Closing Time;

(iv)	all necessary corporate action having been taken by the Issuer to authorize the execution and delivery of, grant of security contemplated by, and performance of its respective obligations under each of the Transaction Documents and the Collateral Documents;

(v)	the Issuer has full corporate power and authority to enter into the Transaction Documents and the Collateral Documents to which it is a party and to perform its obligations set out herein and therein, and that the Transaction Documents and the Collateral Documents have been duly authorized, executed and delivered by the Issuer and constitute legal, valid and binding obligations of the Issuer enforceable against the Issuer in accordance with their terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(vi)	the execution and delivery of the Transaction Documents and the Collateral Documents to which it is a party and the fulfillment of the terms hereof and thereof by the Issuer, and the performance of and compliance with the terms of the Transaction Documents and the Collateral Documents to which it is a party by the Issuer does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of the Issuer and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of the Issuer and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Issuer or the Subsidiaries is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Issuer and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Issuer or the assets of the Issuer;

(vii)	No consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario (other than those which have been obtained, made or given) is required to permit the Issuer to execute and deliver the Transaction Documents and the Collateral Documents to which it is party, to perform its obligations under those Transaction Documents and Collateral Documents or to grant the security contemplated under the Collateral Documents to which it is party;

(viii)	when the Notes are authenticated in accordance with the provisions of the Note Indenture and delivered in accordance with this Agreement against payment therefor, the Notes will be duly delivered by the Issuer and will constitute legal, valid and binding obligations of the Issuer, enforceable against it in accordance with their terms, subject to the usual exceptions;

(ix)	when the Notes are authenticated in accordance with the provisions of the Note Indenture and delivered in accordance with this Agreement against payment therefore, the Note Guarantees will be duly delivered by the Guarantors and will constitute legal, valid and binding obligations of the Guarantors, enforceable against them in accordance with their terms, subject to the usual exceptions;

(x)	each of the Collateral Documents to which the Issuer is party creates a valid security interest in favour of the Collateral Agent, both for itself and for the benefit of the purchasers, in the personal property comprised in the collateral described therein (the “Ontario Personal Property Collateral”) in which the Issuer now has rights which secures the payment and performance of the obligations of the Issuer under the Note Indenture, subject to the usual exceptions. Each of the Collateral Documents to which the Issuer is party is sufficient to create valid security interests in Ontario Personal Property Collateral in which the Issuer hereafter acquires rights when those rights are acquired, subject to the usual exeptions;

(xi)	registration has been made in all public offices provided for under the laws of the Province of Ontario where such registration is necessary to preserve, protect or perfect the security interests created in favour of the Collateral Agent, both for itself and for the benefit of the purchasers, under the Collateral Documents to which the Issuer is party. Except as provided in such opinion, no renewal or amendment of such registrations are required;

(xii)	the form and terms of the definitive certificates representing the Units, Notes and Warrants and the Underlying Shares have been approved and adopted by the directors of the Issuer and, with respect to the certificates representing the Underlying Shares, are in due and proper form under the Laws governing the Issuer and are in compliance with the requirements of the TSX;

(xiii)	the Units, Notes, Warrants and the Underlying Shares when issued and delivered in accordance with the terms of the Transaction Documents, as applicable, will be validly issued by the Issuer, and the Underlying Shares (upon receipt by the Issuer of the consideration for the Underlying Shares) will be validly issued by the Issuer as fully paid and non-assessable shares of the Issuer;

(xiv)	all necessary corporate action has been taken by the Issuer to authorize the Offering and the issuance of the Units, Notes, Warrants and the Underlying Shares;

(xv)	the offer, sale, issuance and delivery of the Units, Notes and Warrants are exempt, either by Law or order, from the prospectus requirements of Canadian Securities Laws and no prospectus will be required and no other document must be filed, proceeding taken or approval, permit, consent, authorization or authority obtained under Canadian Securities Laws to permit such offer, sale, issuance and delivery of the Units, Notes and Warrants, except for the filing by the Issuer, within the prescribed time periods, of the required reports of such sale and the payment by the Issuer of applicable fees relating thereto;

(xvi)	the TSX has conditionally accepted notice of the issuance of the Underlying Shares and the listing of the Underlying Shares, subject to the requirements contained in the Exchange's conditional approval letter;

(xvii)	the Issuer being a “reporting issuer” (or its equivalent) not on the list of defaulting issuers maintained by the Canadian Jurisdictions (except for the Province of Québec where it is not a reporting issuer);

(xviii)	Equity Financial Trust Company, at its principal office in the City of Toronto, Ontario having been appointed as transfer agent and registrar for the common shares of the Issuer, Warrant Agent for the Warrants and Trustee for the Notes; and

(xix)	such other matters as may be reasonably requested by the Underwriters or their counsel no less than 24 hours prior to the Closing Time;

acceptable in all reasonable respects to Canadian counsel to the Underwriters, Fasken Martineau DuMoulin LLP.

(h)	Opinion of U.S. Counsel to the Issuer. The Underwriters receiving at the Closing Time, favourable legal opinions of Dorsey & Whitney LLP, United States counsel to the Issuer (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Issuer), to the effect set forth below:

(i)	the offer and sale of the Units in the U.S. Offering in accordance with the provisions of this Agreement does not require registration under the U.S. Securities Act; and

(ii)	the Issuer is not and, after giving effect to the offering and sale of the Units and the application of the proceeds will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(i)	DRC Opinions. The Underwriters receiving at the Closing Time corporate and title opinions from counsel in the DRC respecting ownership of the Issuer’s Material Subsidiaries listed in Schedule ”A” and the mineral titles respecting the Material Properties held by them, in form and substance satisfactory to the Underwriters’ Counsel addressed to the Underwriters and their counsel, amongst others.

(j)	Opinion of DRC Counsel to the Issuer. The Underwriters receiving at the Closing Time, favourable legal opinions from counsel in the DRC to the effect set forth below and to such further effect as counsel to the Underwriters may reasonably request:

(i)	no consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the DRC is required to permit the Guarantors to execute and deliver the Transaction Documents, the Collateral Documents and the Guarantees to which each is party, to perform its obligations under those Transaction Documents, Collateral Documents and Guarantees or to grant the security contemplated under the Collateral Documents to which each is party.

(ii)	each of the Collateral Documents to which the Guarantors are party creates a valid security interest in favour of the Collateral Agent, both for itself and for the benefit of the purchasers, in the personal property comprised in the collateral described therein (the “DRC Personal Property Collateral”) in which the Guarantors now have rights which secures the payment and performance of the obligations of the Issuer under the Note Indenture. Each of the Collateral Documents to which the Guarantors are party is sufficient to create valid security interests in DRC Personal Property Collateral in which the Guarantors hereafter acquires rights when those rights are acquired;

(iii)	registration has been made in all public offices provided for under the laws of the DRC where such registration is necessary to preserve, protect or perfect the security interests created in favour of the Collateral Agent, both for itself and for the benefit of the purchasers, under the Collateral Documents to which the Guarantors are party. Except as provided herein, no renewal or amendment of such registrations are required;

(iv)	an opinion in respect of the authorized capital of each Guarantor, the types of shares that are outstanding, that the shares have been fully paid and non-assessable shares and that the Issuer is the holder of record of all such shares;

(v)	an opinion in respect of control of the pledged shares of the Guarantors, if applicable;

(vi)	any other opinion required under the laws of the DRC in connection with the grant of a security interest in any Collateral (as defined in the Offering Memorandum) granted by the Guarantors in favour of the Collateral Agent, both for itself and for the benefit of the purchasers, registration of any Collateral Document or Guarantee, control of the any Collateral (as defined in the Offering Memorandum), any opinion in connection with providing the Guarantees or any other opinion required in connection with obtaining any real property security.

(k)	Collateral Documents: All (i) security granted from time to time to the Collateral Agent for and on behalf of the Collateral Agent and the purchasers to secure the obligations of the Issuer and the Guarantors hereunder or under the Transaction Documents or the Collateral Documents, including, without limitation, the security and charges created and granted under the Collateral Documents and (ii) Collateral Documents contemplated in the Offering Memorandum and the Note Indenture, shall have been duly executed, delivered, registered and perfected;

(l)	Certificate of the Registrar. The Issuer having delivered to the Underwriters a certificate of the transfer agent and registrar of the Issuer which (i) certifies the number of common shares of the Issuer issued and outstanding as at the close of business on the date prior to the Closing Date, and (ii) confirms its appointment as (i) the registrar and transfer agent for the common shares of the Issuer, (ii) the Warrant Agent for the Warrants, and (iii) the Trustee for the Notes.

(m)	Compliance with Obligations. The Issuer having complied with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time.

(n)	Due Diligence. The due diligence conducted by the Underwriters shall not have revealed any adverse material change or adverse material fact in respect of the Issuer not generally known to the public which should have been previously disclosed, and the Underwriters, in their sole discretion, being satisfied with the results of their due diligence investigation of the Issuer prior to the Closing Time.

(o)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 8.

(p)	Other Documentation. The Underwriters receiving at the Closing Time such further certificates, opinions of counsel and other documentation from the Issuer as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate, opinion or document within a reasonable period prior to the Closing Time that is sufficient for the Issuer to obtain and deliver such certificate or document, and in any event, at least 24 hours prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by the Underwriters are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by the Issuer and the Subsidiaries.

All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Issuer to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Units by written notice to that effect given to the Issuer prior to the Closing Time on the Closing Date. The Issuer shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

11.	OTHER AGREEMENTS

If the Issuer does not complete the Offering during the Term, and the Issuer or any of its affiliates or Subsidiaries completes a debt financing transaction (other than a bank loan pursuant to a credit facility agreement with one or more commercial lenders) of any amount prior to the date that is 90 days after the end of the Term (any such debt financing transaction, an “Alternative Transaction”), in respect of which GMP and BMO are not the joint lead book running managers, joint lead underwriters, joint lead placement agents or joint lead initial purchasers, or in respect of which GMP and BMO do not receive at least the same amount of compensation (expressed as a percentage of the aggregate principal amount of such Alternative Transaction) to which they would have been entitled under the immediately preceding paragraph in respect of the Offering, GMP and BMO shall be entitled to receive immediately upon the completion of such Alternative Transaction no less than 40% of the aggregate fees payable to all book running managers, underwriters, placement agents or initial purchasers in connection with such Alternative Transaction; provided, however, that GMP and BMO shall not be entitled to any amount under this paragraph in the event GMP and BMO voluntarily terminate this Agreement prior to the completion of the Offering (other than as a result of a material breach by the Issuer of its obligations hereunder) or the Issuer voluntarily terminates this Agreement as a result of a material breach by GMP and BMO of their obligations hereunder.

12.	Fees and Expenses

Whether or not the transactions provided for herein are completed, the Issuer shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, all costs and expenses related to the Offering, whether or not it is completed, including all fees, disbursements and taxes of its legal counsel, fees, disbursements and taxes of its accountants and auditors, third party advisors, registrar and transfer agent, Trustee, Warrant Agent and the Underwriters’ reasonable out-of-pocket expenses. The Underwriters’ out-of-pocket expenses include technical and reasonable travel and other expenses in connection with due diligence meetings, roadshow expenses, as well as the fees, disbursements and taxes of Underwriters’ Counsel and legal advisors (including U.S. counsel, DRC counsel and other local counsel) in any of the jurisdictions to be rendered to the closing of the Offering (up to the maximum amount referred to in the next sentence). At the Closing Time, the Issuer shall assume and pay the reasonable fees, disbursements and any applicable taxes payable thereon of counsel to the Underwriters up to a maximum of $350,000 (excluding taxes and disbursements). The Underwriters and the Issuer further agree that 50% of the cost of fees of the Underwriters’ counsel (up to a maximum of $175,000) shall be reimbursed to the Issuer on a pro rata basis among members of the syndicate.

13.	Underwriting percentages

(a)	The obligation of the Underwriters to purchase the Units at the Closing Time on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages:

GMP Securities L.P.	30%
BMO Nesbitt Burns Inc.	30%
CIBC World Markets Inc.	20%
Cormark Securities Inc.	10%
Dundee Securities Ltd.	10%
100%

(b)	In the event that any Underwriter shall fail to purchase its applicable percentage of the Units (the “Defaulted Securities”) at the Closing Time, the other Underwriters shall have the right, within 36 hours thereafter, to make arrangements, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements within such 36 hour period, then:

(i)	if the number of Defaulted Securities does not exceed 10% of the number of Units to be purchased hereunder, the non-defaulting Underwriter shall be obligated to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwrites, or

(ii)	if the number of Defaulted Securities exceeds 10% of the number of Units to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

(c)	No action taken pursuant to this Section 13 shall relieve any defaulting Underwriter from liability in respect of its default to the Issuer or to any non-defaulting Underwriter.

(d)	In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Issuer shall have the right to postpone the Closing Time for a period not exceeding seven (7) calendar days in order to effect any required changes to the Offering Memorandum.

14.	Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)	to the Issuer at:

Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3

Attention: Donat Madilo
Facsimile No.: 416 366-7722

with a copy to (which shall not constitute notice):

Norton Rose Canada LLP

Toronto-Dominion Centre, TD Waterhouse Tower

79 Wellington Street West, Suite 2300

P.O. Box 128

Toronto, Ontario M5K 1H1

Attention:             Richard Lachcik

Facsimile No.:     (416) 360-8277

Dorsey & Whitney LLP

51 West 52nd Street

New York, NY 10019-6119

Attention:            Christopher Barry

Facsimile No.:    (212) 953-7201

(b)	to the Underwriters at:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention: Ross Prokopy
Facsimile No.: (416) 943-6160

BMO Nesbitt Burns Inc.

1 First Canadian Place

P.O. Box 150

Toronto, Ontario M5X 1H3

Attention:           James McHale

Facsimile No.:    (416) 359-4404

CIBC World Markets Inc.

161 Bay Street, Brookfield Place

P.O. Box 500

Toronto ON M5J 2S8

Attention:           Steven Reid

Facsimile No.:    (416) 594-8848

Cormark Securities Inc.

Royal Bank Plaza

South Tower, Suite 2800

200 Bay Street

Toronto, Ontario M5J 2J2

Attention:            Dan Barnholden

Facsimile No.:     (416) 943-6496

Dundee Securities Ltd.

1 Adelaide Street East

Suite 2000

Toronto, Ontario M5C 2V9

Attention:            Sandeep Singh

Facsimile No.:     (416) 350-3312

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention:            Georges Dubé

Facsimile No.:     (416) 364-7813

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

P.O. Box 226

Toronto, Ontario M5K 1J3

Attention:            Stephen Centa

Facsimile No.:     (416) 504-0530

or at such other address or facsimile number as may be given by any of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next Business Day after such notice or other communication has been transmitted (with receipt confirmed).

15.	Press Release

All publicity in connection with the Units shall be jointly managed by the Underwriters and the Issuer. In addition to the foregoing, the Issuer agrees, if so requested by the Underwriters, to include a reference to the Underwriters and their role in any press release or other public communication which may be issued by the Issuer with respect to the Offering, and the Issuer agrees to provide the Underwriters with a copy of any such press release or other public communication in a timely manner in order for the Underwriters to have a reasonable advance opportunity to comment thereon. The Issuer and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to or otherwise publicize the transaction provided for herein so as to result in any exemption from the prospectus requirements under Canadian Securities Laws and from the registration requirements of applicable Securities Laws in the United States being unavailable in respect of the sale of the Units to prospective purchasers. Furthermore, the Issuer agrees that it will not issue any press releases relating to or referring to this transaction without the prior written consent of the Underwriters, acting reasonably and in a timely manner, except as may be required by Law or the requirements of any securities regulatory authority, and the Issuer and the Underwriters agree that (i) all press releases shall contain such legends and other cautionary language as is advised by U.S. counsel to either of them to be necessary in order to comply with Securities Laws in the United States, and (ii) no press release shall be issued in or into the United States or otherwise in a manner that would constitute Directed Selling Efforts, a “general solicitation” or “general advertising” (as those terms are used in Regulation D (as defined herein)), or in any manner that would constitute a public offering within the meaning of Section 4(2) of the U.S Securities Act.

16.	Miscellaneous

16.1                      This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute under this Agreement.

16.2                      All steps which must or may be taken by the Underwriters in connection with this Agreement with the exception of the matters relating to termination and indemnification contemplated by this Agreement, may be taken by GMP and BMO on behalf of themselves and the other Underwriters and the Issuer’s execution of this Agreement shall constitute the Issuer’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Units, Notes and Warrants to, or to the order of, GMP and BMO. The obligations of the Underwriters shall be several and not joint and several, and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

16.3                      The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, covenant, term or condition, including condition precedent, or any other breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, provided that any such waiver or extension shall be binding on the Underwriters if the same is in writing and signed by each Underwriter.

16.4                      The Issuer agrees, subject to Section 11, to cause management of the Issuer to make themselves available to provide such assistance in marketing the Offering of the Units as the Underwriters may reasonably request.

16.5                      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by any party without the prior written consent of the other parties hereto.

16.6                      The Issuer hereby acknowledges that (a) the purchase and sale of the Units pursuant to this Agreement is an arm’s-length commercial transaction between the Issuer, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principals and not as an agents or fiduciaries of the Issuer, and (c) the Issuer’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Issuer agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Issuer on related or other matters). The Issuer agrees that it will not claim that the Underwriters owe an agency, fiduciary or similar duty to the Issuer, in connection with such transaction or the process leading thereto.

16.7                      This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

16.8                      If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

16.9                      The Agreement may be executed by the parties and transmitted by facsimile or electronically in Portable Document Format (PDF) and, if so executed and transmitted, this Agreement will for all purposes be as effective as if the parties had delivered an executed original Agreement.

[Signatures on following page]

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Issuer and the Underwriters.

Yours truly,

GMP SECURITIES L.P.

By:
	Name:	David Wargo (signed)
	Title:	Director, Investment Banking

BMO NESBITT BURNS INC.

By:
	Name:	Mark MacPherson (signed)
	Title:	Director, DCM

CIBC WORLD MARKETS INC.

By:
	Name:	Thys Terblanche (signed)
	Title:	Managing Director, Global Mining

CORMARK SECURITIES INC.

By:
	Name:	Dan Barnholden (signed)
	Title:	Director

DUNDEE SECURITIES LTD.

By:
	Name:	Sandeep Singh (signed)
	Title:	Director

The foregoing is hereby confirmed and accepted on the terms set forth above.

Dated ____________, 2012.

BANRO CORPORATION

By:
	Name:	Donat K. Madilo (signed)
	Title:	Chief Financial Officer

SCHEDULE “A”

OTHER SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
Banro American Resources Inc.	1	All (directly or indirectly)

MATERIAL SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
KAMITUGA MINING SARL	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
LUGUSHWA MINING SARL	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
NAMOYA MINING SARL	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
TWANGIZA MINING SARL	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
BANRO CONGO MINING SARL	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

A-1

SCHEDULE “B”

MATERIAL PROPERTIES

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Expiry Date

KAMITUGA MINING SARL	CAMI/CE/1011/2004	36	Gold	115	Sept 18, 2016
	CAMI/CE/924/2004	37	“	356	“
	CAMI/CE/926/2004	39	“	286	“

LUGUSHWA MINING SARL	CAMI/CE/925/2004	38	“	369	“
	CAMI/CE/933/2004	238	“	92	Nov 07, 2022
	CAMI/CE/922/2004	2601	“	344	Sept 15, 2016

NAMOYA MINING SARL	CAMI/CE/923/2004	18	“	203	July 04, 2016

TWANGIZA MINING SARL	CAMI/CE/927/2004	40	“	241	Sept 18, 2016
	CAMI/CE/928/2004	41	“	171	“
	CAMI/CE/929/2004	42	“	284	“
	CAMI/CE/930/2004	43	“	251	“
	CAMI/CE/931/2004	44	“	271	“
	CAMI/CE/932/2004	68	“	140	Jan 03, 2017

BANRO CONGO MINING SARL	CAMI/CR/2883/2007	1548	Gold	195	04/2/12
	CAMI/CR/2884/2007	1551	“	39	“
	CAMI/CR/2885/2007	1552	“	121	“
	CAMI/CR/2886/2007	1557	“	241	“
	CAMI/CR/2887/2007	1570	“	65	“
	CAMI/CR/2888/2007	1571	“	44	“
	CAMI/CR/2889/2007	1572	“	213	“
	CAMI/CR/2890/2007	1573	“	341	“
	CAMI/CR/2891/2007	1574	“	142	“
	CAMI/CR/2892/2007	1575	“	370	“
	CAMI/CR/2893/2007	1576	“	247	“
	CAMI/CR/2894/2007	1577	“	221	“
	CAMI/CR/2907/2007	3874	Au, Sn, Cu,	471	02/2/20
			plat, silver, Wolframite, Co
	CAMI/CR/2908/2007	3883	“	395	“

B-1

SCHEDULE “C”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

1.	As used in this Schedule “C”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed.

2.	The Issuer hereby represents, warrants, covenants and agrees to and with the Underwriters that:

(a)	None of the Units, Notes or Warrants are part of a class of securities listed on a national securities exchange registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), quoted in a U.S. automated interdealer system (within the meaning of the U.S. Securities Act), or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) (“Rule 144A”) of less than ten percent for securities so listed or quoted.

(b)	During the period in which the Units, Notes and Warrants are offered for sale, none of it, any affiliate (as defined in Rule 405 under the U.S. Securities Act (“Affiliate”), or any person acting on its or their behalf (other than the Underwriters, a U.S. Affiliate of an Underwriter or any person acting on its or their behalf, in respect of which no representation is made) will take any action in violation of Regulation M under the U.S. Exchange Act, has engaged or will engage in any Directed Selling Efforts, or has engaged in any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Units, Notes or Warrants in the United States or to, or for the account or benefit of a U.S. person as defined in Regulation S (“U.S. Person”) in accordance with the Agreement, including this Schedule “C”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Units, Notes and Warrants to non-U.S. persons outside the United States in accordance with the Agreement, including this Schedule “C”.

(c)	The Issuer shall make available to each purchaser of the Units in the U.S. Offering (as hereinafter defined) at a reasonable time prior to the purchase of the Units the opportunity to ask questions and receive answers from representatives of the Issuer concerning the terms and conditions of the offering of the Units and to obtain such additional information which the Issuer possesses or can acquire without unreasonable effort or expense that the purchaser deems necessary to verify the accuracy of information contained in the Offering Memorandum.

C-1

(d)	The Issuer will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of Units.

(e)	The Issuer is not, and as a result of the application of proceeds of the Offering will not be, required to register as an investment company under the United States Investment Company Act of 1940, as amended.

(f)	The Issuer is a “foreign issuer” (as defined in Regulation S).

(g)	So long as any securities that have been sold in the U.S. Offering are outstanding and are “restricted securities” with the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Issuer will, unless it is either subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, or exempt from such requirements pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, furnish to any holder of such securities and any prospective purchaser of such securities designated by the holder, upon request of the holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as necessary to permit holders of such Units to effect resales of such securities under Rule 144A).

(h)	None of the transactions contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Notes) will violate or result in a violation of Section 7 of the U.S. Exchange Act or any regulation promulgated thereunder, including, Regulations T, U and X of the Board of Governors of the U.S. Federal Reserve System.

3.	The Underwriters acknowledge that the Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters represents, warrants and covenants to and with the Issuer on its own behalf and on behalf of its U.S. Affiliate, and agrees that it will cause its U.S. Affiliate to comply with such representations, warranties and covenants, that:

(a)	Neither it, its U.S. Affiliate, their respective affiliates nor any person acting on its or their behalf has offered or sold, or will offer or sell, any Units constituting part of its distribution at any time and otherwise until 40 days after the later of the commencement of the Offering and the Closing Date within the United States, or to, or for the account or benefit of, any U.S. Person, except as provided in this Schedule “C” (the “U.S. Offering”) or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. Accordingly, except as provided in this Schedule “C”, none of it, its U.S. Affiliate, their respective affiliate(s) or any person acting on its or their behalf have engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Units to any person in the United States or to or for the account or benefit of any U.S. Person; (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or any person acting on behalf of either of them reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts in the United States with respect to the Units.

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(b)	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any Selling Firm or with the prior written consent of the Issuer.

4.	Each of the Underwriters agree with the Issuer that:

(a)	All offers and sales of the Units in the U.S. Offering will be effected through its U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements and all applicable rules of the Financial Industry Regulatory Authority (“FINRA”).

(b)	It and its U.S. Affiliate are each a “qualified institutional buyer” as that term is defined in Rule 144A (“Qualified Institutional Buyer”) and its U.S. Affiliate is duly registered as a broker-dealer under the U.S. Exchange Act and all applicable state securities laws and a member of, and in good standing with FINRA, on the date hereof.

(c)	It and its U.S. Affiliate will not offer or sell Units in the United States or to, or for the account or benefit of, any U.S. Person, except that it may offer and sell Units through its U.S. Affiliate to Qualified Institutional Buyers in compliance with Rule 144A.

(d)	It and its U.S. Affiliate have not used and will not use any written material other than the Preliminary Offering Memorandum, the Pricing Term Sheet and the Offering Memorandum relating to the Offering, and it agrees to deliver, through its U.S. Affiliate, a copy of the Preliminary Offering Memorandum to any offeree of the Units in the U.S. Offering, and a copy of the Offering Memorandum, to each person purchasing Units in the U.S. Offering.

(e)	It will not, either directly or through its U.S. Affiliate, solicit offers for, or offer to sell, the Units in the U.S. Offering by means of any form of “general solicitation or general advertising” (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(f)	It will inform, and cause its U.S. Affiliate to inform, all purchasers of the Units in the U.S. Offering, that the Units have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A under the U.S. Securities Act.

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(g)	Immediately prior to soliciting offerees of Units in the U.S. Offering, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf, had or will have reasonable grounds to believe and did or will believe that each offeree was a Qualified Institutional Buyer, and at the time of each sale to a person in the U.S. Offering, the Underwriter, its U.S. Affiliate and any person on its or their behalf will have reasonable grounds to believe and will believe that each purchaser is a Qualified Institutional Buyer.

(h)	The Offering Memorandum shall contain deemed representations, warranties and agreements, which shall be deemed to be made by those purchasers in the U.S. Offering.

(i)	None of the Underwriter, its U.S. Affiliate, their respective affiliates, or any person acting on its or their behalf (other than the Issuer, its affiliates and any person acting on their behalf as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Units.

5.	Each of the Underwriters, if Units are offered in the United States or to or for the account or benefit of, any U.S. Person, by it or its U.S. Affiliate agree that, on the Closing Date, it, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit “I to this Schedule, relating to the manner of the offer and sale of the Units in the U.S. Offering. If an Underwriter and its U.S. Affiliate do not provide such certificate on the Closing Date, they will be deemed to have represented to the Issuer that they did not offer or sell any Units in the United States or to, or for the account or benefit of, any U.S. Person. Each of the Underwriters shall require each Selling Firm to agree in writing, for the benefit of the Issuer, to comply with, and shall use its commercially reasonable efforts to ensure that each Selling Firm complies with, the provisions of this Schedule “C” as if such provisions applied to such Selling Firm.

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EXHIBIT “I” TO SCHEDULE “C”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Units of the Issuer pursuant to the Underwriting Agreement dated February 24, 2012 among the Issuer and the Underwriters named therein, among others (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

1.	the Units have been offered and sold in the United States only by [Name], the U.S. Affiliate of the Underwriter, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker-dealer with the United States Securities and Exchange Commission and under the securities laws of each state of the United States where such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements), and was a member in good standing with the Financial Industry Regulator Authority (“FINRA”);

2.	all offers and sales of Units in the United States were effected by [Name] in accordance with all applicable U.S. federal and state broker-dealer requirements and all applicable FIINRA rules;

3.	each offeree of Units in the U.S. Offering (the “U.S. Offeree”) was provided with a copy of the Preliminary Offering Memorandum, and each purchaser of Units in the U.S. Offering (“U.S. Purchaser”) was provided with a copy of the Offering Memorandum;

4.	immediately prior to transmitting the Preliminary Offering Memorandum to U.S. Offerees, we had reasonable grounds to believe and did believe that each U.S. Offeree was, and we continue to have reasonable grounds to believe, and do believe that such U.S. Purchaser purchasing Units is, a Qualified Institutional Buyer;

5.	no form of “general solicitation or general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the U.S. Offering;

6.	no Directed Selling Efforts have been undertaken by us in the United States with respect to the Units; neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the Offering; and

7.	the Offering has been conducted by us in accordance with the Underwriting Agreement, including Schedule “C” thereto.

Terms used in this Certificate have the meanings given to them in the Underwriting Agreement, including Schedule “C” thereto, unless otherwise defined herein.

IN WITNESS OF WHICH the parties have duly executed this Certificate.

[NAME OF UNDERWRITER]
By:
Name:
Title:

[name of u.s. affiliate]
By:
Name:
Title: